UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2026

Commission File Number: 001-42484

ASCENTAGE PHARMA GROUP INTERNATIONAL

(Translation of Registrant’s name into English)

68 Xinqing Road

Suzhou Industrial Park

Suzhou, Jiangsu

China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

On November 4, 2026, Ascentage Pharma Group International issued a press release entitled, “ASCENTAGE PHARMA TO PRESENT DATA FROM MULTIPLE TRIALS, INCLUDING AN ORAL PRESENTATION OF APG-5918, AT ASH ANNUAL MEETING 2026” and posted an announcement dated November 5, 2026 entitled, “ASCENTAGE PHARMA TO PRESENT DATA FROM MULTIPLE TRIALS, INCLUDING AN ORAL PRESENTATION OF APG-5918, AT ASH ANNUAL MEETING 2026.” Copies of the press release and announcement are furnished as Exhibits 99.1 and 99.2 to this Report.

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INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
99.1	Press release dated November 4, 2026
99.2	Announcement dated November 5, 2026

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASCENTAGE PHARMA GROUP INTERNATIONAL

Date: November 5, 2026	/s/ Dajun Yang
	Name:	Dajun Yang
	Title:	Chief Executive Officer

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